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[LOGO] TheraTx(R)

                                                              February 14, 1997

To Our Stockholders:

  We are pleased to inform you that on February 9, 1997, TheraTx, Incorporated (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vencor, Inc. ("Vencor") and Peach Acquisition Corp., a wholly owned subsidiary of Vencor (the "Purchaser"), pursuant to which the Purchaser has today commenced a tender offer to purchase all of the outstanding shares of the Company's common stock, par value $0.001 per share (the "Shares") (and the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights")), at a cash price of $17.10 per Share (the "Offer"). The Offer is conditioned upon the tender of at least a majority of the Shares (and the associated Rights) outstanding on a fully diluted basis. Subject to the conditions of the Offer, the Merger Agreement provides that the Offer will be followed by a merger (the "Merger") in which the Purchaser will be merged with and into the Company and those Shares that are not acquired in the Offer will be converted into the right to receive $17.10 per share in cash.

  THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. The Board of Directors has reached these conclusions after consideration of the terms of the Merger Agreement, the opinion of The Beacon Group Capital Services, LLC ("The Beacon Group") (the financial advisor to the Board of Directors) dated as of February 9, 1997, that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger Agreement was fair from a financial point of view to such stockholders as of such date and the other factors described in the attached Schedule 14D-9 filed today by the Company with the Securities and Exchange Commission. A copy of The Beacon Group's written opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitation on, the review by The Beacon Group in rendering its opinion is attached to the Schedule 14D-9 as Schedule I.

  Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase of the Purchaser, dated February 14, 1997, together with related materials including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully in making your decision whether to tender your shares to the Purchaser.

                                          Very truly yours,

                                          /s/ John A. Bardis
                                          John A. Bardis
                                          President and Chief Executive
                                          Officer


  TheraTx, Inc. . 1105 Sanctuary Parkway . Suite 100 . Alpharetta, Ga 30201 .
                  770-569-1840 . FAX 569-4499 . 1-800-THERATX